SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings plc

Notice of Annual General Meeting and Dividend Payment details

Notice of Annual General Meeting
Notice of the annual general meeting of Ryanair Holdings plc ("Ryanair" or the "Company"), which has been convened to be held at 10.00 a.m. on 22 September, 2010 in The Radisson Hotel, Dublin Airport, Co. Dublin, Ireland, has been issued to shareholders and a copy of the notice has been submitted to the Irish Stock Exchange and the UK's National Storage Mechanism. The documents will shortly be available for inspection at:

Companies Announcement Office
The Irish Stock Exchange
28 Anglesea Street
Dublin 2
Tel. no. + 353 1 677 8808

and at:

The UK's National Storage Mechanism: http://www.hemscott.com/nsm.do

(Documents will usually be available for inspection within six normal business hours of this notice being given).

The notice of the annual general meeting is also available on the Company's website, www.ryanair.com

Dividend
The special dividend of in aggregate €500 million, details of which were announced on 01 June, 2010 and again on 20 July, 2010, will be paid, subject to shareholder approval to be sought at the annual general meeting, at a gross rate of €0.3357 per ordinary share, less dividend withholding tax where applicable. Key dates in respect of the dividend are as follows:

Date	Action
Ex-Dividend Date (date from which ordinary shares trade 'ex' entitlement to the dividend)	Wednesday, 15 September, 2010
Record Date (date on which shareholders must be on the shareholder register in order to be entitled to the dividend)	Friday, 17 September, 2010
DWT Exemption Cut Off Date	Friday, 17 September, 2010
Currency Election Cut Off Date	Friday, 17 September, 2010
Currency Conversion Date (date on which the rate of exchange is set for converting Currency Elections into the appropriate foreign currency equivalent of the euro dividend payable)	Wednesday, 22 September, 2010
AGM Date (date on which shareholders approve dividend payments)	Wednesday, 22 September, 2010
Dividend Payment Date	Friday, 01 October, 2010
ADR Payment Date	Tuesday, 12 October, 2010

Ends.                                                                07 September, 2010

Contact:
Juliusz Komorek
Company Secretary - Ryanair Holdings plc
+353 1 812 1212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 07 September, 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary